

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 11, 2017

<u>Via E-mail</u>
Uber Bawa
Chief Executive Officer
Rabble One, LLC
154 Grand Street
New York, NY 10013

> **Re:** **Rabble One, LLC**
> **Draft Offering Statement on Form 1-A**
> **Response dated March 17, 2017**
> **CIK No. 0001690021**

Dear Mr. Bawa:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1. Please revise your disclosure to describe how you calculated "stabilized" monthly rent, considering that you do not have additional operating data, such as occupancy and the average age of the properties. We note that stabilized rent disclosures often include an increase in occupancy or rent rates from current rents.

Use of Proceeds, page A-10

Rabble One Series A, page A-10

2. We note your revised disclosure regarding anticipated stabilized net income. Please revise your disclosure to explain how you determined you have a reasonable basis to provide anticipate net income disclosure. Refer to paragraph (b) of Part II of Form 1-A.

Rabble One Series A, page II-7

3. We note your response to prior comment 2. Please disclose how long the non-related party seller has owned the Additional Properties, which properties are currently being leased and their respective lease terms, the number of leases in place and the rental income associated with those leases. Identify the properties that will be abandoned upon acquisition and renovated or continued to be leased by the Company.

4. We note your response to our prior comment 3 and are still considering how Rabble's ability to approve refinancing greater than 80% of the portion of the then appraised value of each property affects conclusions under ASC 970-810-45-1. Please also address the following:

    a. Confirm that title will be held individually to the extent of each party's interest for the jointly owned properties.

    b. Tell us if Century Partners can be dismissed as operator of the Series A and if so what are the circumstances in order for such dismissal to occur.

    c. Clarify if Century Partners or Fund II is the undivided interest-holder in the property acquired and to be acquired. Your response, when addressing criteria (b) of ASC 970-810-45-1, indicates that Century Partners is the undivided interest-holder but later indicates that Fund II will be the entity that holds the pro rata ownership interest in the properties in addition to Rabble One.

    d. Clarify what Fund II's rights are as it relates to the decisions set forth in criteria (b) of ASC 970-810-45-1 and describe the extent to which an identification of the undivided interest-holders as Fund II and Rabble One changes your conclusion that the use of the proportional consolidation method is appropriate.

    e. Explain to us how requiring Rabble's approval in consultation with Century Partners to obtain or seek to obtain leverage through bank refinancing greater than 80% of the portion of the then appraised value for each property does not demonstrate joint control. In this regard, explain to us how all decisions are made by one investor. Reference is made to ASC 970-323-25-12.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Senior Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Anna T. Pinedo
       Morrison & Foerster LLP